FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number        000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

Exhibit No.     Description

99.1        Press Release dated May 6, 2010 (“CryptoLogic appoints new CFO”)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic appoints new CFO

May 6, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and internet casino software, announces the appointment of Huw Spiers as Chief Financial Officer with effect from August 15, 2010.  He will succeed Stephen Taylor, who is leaving the Company after five years to return to Canada. Upon his return to Canada, Stephen will be assisting the Company’s Canadian subsidiary for a transitional period.

Huw, aged 46, a Fellow of the Institute of Chartered Accountants in England and Wales, brings more than 20 years’ leadership experience, primarily in the software sector, covering both private and publicly-listed companies in the US and Europe.  Before joining CryptoLogic, Huw was CFO at dotMobi, a leading domain registry and mobile technology company based in Dublin.  At dotMobi, he spearheaded the commercialisation of its technology, restructuring it to profitability and preparing it for sale.

Prior to dotMobi, Huw spent nine years as CFO of PolarLake, a provider of data distribution and integration solutions primarily for financial services and government markets.  In addition, his previous experience includes five years as director and CFO of London & Overseas Freighters, a tanker shipping group headquartered in Bermuda and listed on NASDAQ and London Stock Exchange until its takeover in 1997.  Earlier, he was Senior Manager with KPMG Peat Marwick.

Brian Hadfield, CEO of CryptoLogic, said: “First, I would like to thank Stephen for his commitment and dedication to CryptoLogic, in particular during its move to Ireland, and for assisting in implementing the management’s restructuring programme.  We wish him and his family all the best for the future.

“I would also like to welcome Huw Spiers, who brings extensive management experience and a background from the high growth technology sector.  His appointment will help to revitalise the Company’s management team following a period of radical change and we look forward to his contribution with much anticipation.”

Huw Spiers commented: “I am delighted to join CryptoLogic, an exciting company with excellent long term prospects.  It has a proven internet-based business model, a blue chip customer base and great products aimed at a global market destined for long term growth.”

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

For more information, please contact:

CryptoLogic +353 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Brian Hadfield, Chief Executive	Neil Thapar, Alexis Gore or Harry Chathli

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.